August 10, 2007

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:          Vyyo Inc.

Form 10-K for the fiscal year ended December 31, 2006

Filed April 2, 2007

File No. 000-30189

Dear Mr. Spirgel:

Set forth below are Vyyo Inc.’s (the “Company”) responses to the comments raised in your second letter to the Company dated June 18, 2007 (the “June Comment Letter”).  For your convenience, we have numbered each of the Company’s responses to correspond to the numbered comments in the June Comment Letter.  Additionally, the text of each of the numbered comments in the June Comment Letter has been duplicated in bold type to precede each of the Company’s response.

Form 10-K for the year ended December 31 2006

Financial Statements and Notes

4. Agreement with Arcadian Networks, Inc. – Related Party, page F-19

1.                                      We note you have entered into the “Equipment Purchase Agreement” with Arcadian Networks Inc. (“ANI”), a related party. In this regard, please address the following comments.

a.                                       Describe for us the ownership and organizational structure of ANI as compared to that of Vyyo Inc. Identify for us the corresponding management and key decision makers of ANI and Vyyo Inc.

Company’s Response:

As discussed with Andrew Mew, Senior Staff Accountant, the Company respectfully defers its response to Comment 1(a).  As described below in its response to Comments 1(b) and (c), the Company is not the primary beneficiary of ANI since it does not hold a variable interest in ANI.  Accordingly, the Company believes that the response to this Comment 1(a) will be moot after the SEC’s consideration of the Company’s response to Comments 1(b) and (c).  If the SEC requests additional information on this matter, the Company will work in good faith with the SEC to provide the required information.

Company’s Response to Comment 1(b) and (c):

Description of Operations of ANI:

As described on its website and in other publicly available information, ANI is a broadband wireless carrier for utilities and other industries with dispersed assets in rural areas. ANI has a private, secure data communications network that enables communication of real-time, mission-critical data.

As a wireless carrier, ANI’s licensed 700 MHz spectrum offers operational capabilities via its turnkey broadband network.  ANI’s solution provides an integrated wireless broadband network with equipment (Vyyo is one vendor of this equipment) and licensed spectrum for operational as well as mission-critical applications such as Supervisory Control and Data Acquisition, security monitoring and surveillance, voice over Internet Protocol (IP), transmission operations, automatic meter reading and workforce management. ANI’s solution allows companies to maintain their existing communication infrastructure while upgrading to an IP-based communications network that supports legacy equipment.

Equipment Purchase Agreement:

The Company and ANI entered into an Equipment Purchase Agreement on March 31, 2006 (the “Equipment Agreement”). At the time of negotiating and executing the Equipment Agreement, the Company and ANI were related parties (and remain so). In addition, the Company engaged a valuation firm to provide an independent review of the terms of the Equipment Agreement and to issue a fairness opinion on the proposed Equipment Agreement.

Because of the related party transaction nature, the Audit Committee met on numerous occasions together with specially-appointed independent counsel, the Company’s in-house and outside corporate counsel and the independent valuation firm. In addition, separate and distinct management teams negotiated the Equipment Agreement on behalf of each party. The independent valuation firm delivered its opinion that the Equipment Agreement was fair from a financial point of view to the Company.  Based on this opinion and on the advice of legal counsel, the Audit Committee approved the Equipment Agreement on March 29, 2006.

FIN 46R Analysis:

The Company has carefully analyzed its relationship with ANI under FIN 46 and has concluded that ANI is not subject to consolidation under FIN 46R.  Since the formation of ANI, the only relationship between the Company and ANI has been a vendor/customer relationship, based on the Equipment Agreement under which the Company sells its products to ANI.

As described above, the Equipment Agreement was negotiated by separate and distinct management teams at both the Company and ANI, each of whom was represented by independent counsel.  In addition, the Equipment Agreement was reviewed and analyzed by an independent valuation firm which recognized that the negotiations were conducted at arms’ length and opined that the Equipment Agreement was fair to the Company from a financial point of view. Since the execution of the Equipment Agreement in March 2006, the Company has been only one of the vendors of equipment to ANI.  Given the arms’ length negotiation, the commercial terms of the Equipment Agreement are consistent with market terms that the Company believes it would have received from an independent third party in normal course, including, among others: credit terms, use and ownership of intellectual property, prices, minimum quantities, penalties, etc.

Given that the only relationship between the entities is one of vendor/customer, which is based on market conditions, the Company has no variable interests in ANI, as defined in Paragraph 2(c) of FIN 46R. The Company has no rights to the economic risks and/or rewards of ANI. The Equipment Agreement, the only contractual agreement between the parties, is for the sale of the Company’s wireless products. As in every standard arrangement between a vendor and a customer, the contractual relationship/arrangement does not change with changes in fair value of ANI’s net assets.

Certain of the Company’s stockholders are ANI stockhholders. These stockholders hold various equity interests in ANI, which are, as with every equity interest, considered a variable interest. However, this fact does not impact the Company’s conclusion regarding FIN 46R, since the Company itself does not have a variable interest in ANI.  Even if ANI is determined to be a variable interest entity, and taking into account paragraph 17 of FIN 46R which discusses identification of the primary beneficiary within a related-party group, the Company is not the primary beneficiary since it does not hold any variable interest in ANI.

2.                                      We note your response to comment 4. We do not believe that the $6.5 million is contingent as the consideration under the note is guaranteed to the seller either through the collection of the note or through an increase in the market price of your common stock. In addition, we do not believe that the guidance under paragraph 28 of SFAS 141 would apply in your situation as it relates only to the future operating results of the target rather than the Company. As such, it appears that the note should have been recorded at the acquisition date. Please revise or advise.

Company’s Response:

The Company respectfully offers that the consideration under the note is not guaranteed to the seller.  The fact that the seller (the holder of the note) could gain value from an increase in the price of the Company’s common stock owned by it, cannot be guaranteed since any increase in the stock price can in no way be guaranteed.  In any case, if an increase in market price of the Company’s common stock does occur, it is not a cost that the Company would bear and, therefore, any such possibility of an increase in stock price should not be presented as a liability in the Company’s balance sheets.

The original promissory note included the following clauses: in the event that the Company’s consolidated revenues in the year ended December 31, 2006 equaled or exceeded $60,000,000 and the Company’s consolidated gross margins equaled or exceeded 35% during the same period, the original note was to be canceled. Furthermore, repayment of the original note was subject to acceleration in the event that the excess sum of the Company’s cash, cash equivalents, short-term investments and accounts receivables, net of the sum of the Company’s long-term and short-term liabilities (exclusive of the original note) was less than $20,000,000 on December 31, 2005 or on June 30, 2006. As previously described, the original promissory note was not based on the market price of the Company’s common stock.  Accordingly, no value was guaranteed to the holder of the note.

The Company agrees that the earnings contingency was to be determined based on the Company’s earnings and not the earnings of the target company (Xtend Networks).  However, in this case, it is substantially the same.

It was understood by both parties that the earnings contingency represented the earnings milestones of Xtend Networks since the Company had only one additional operating segment at the time (the wireless segment).  At the time, the Company had revenue forecasts for the wireless segment which ranged between $10 million to $19 million), and it was believed that the incremental revenue was to come from the acquisition of Xtend Networks, which at the time was expected to be the major line of business. Given the foregoing, the contingent earnings milestone was based on the earnings of Xtend Networks.

In addition, the earning contingency was set based on the Company’s earnings because both parties agreed that it would be easier to measure the Company’s earnings rather than the earnings of Xtend Networks given the expectation at the time that there would be intercompany sales between the Company and Xtend Networks (which comprised different business segments).

It is not accurate to state that the consideration was guaranteed and should have been recorded as a liability at the acquisition date since only the lack of achievement of the earnings milestone and the threshold of cash and cash equivalents, each as described above, could have resulted in the Company paying the additional consideration.

Based on the above, in our opinion, the promissory note should be viewed as a contingency based on earnings, and recorded when the contingency is resolved.

3.                                      We note your responses to comment 4c and 4d. We continue to question your accounting for the gain of $2.53 million reported in the financial statements. In this regard, it is unclear to us why, as a result of the amended note, the fair value of the note is different from its $6.5 million carrying value. Also, it is unclear to us what you meant by “(t)he Company calculated the fair value of the Amended Note taking into account the probability (based on the Company’s best estimate) of the events and timing under which the Amended Note is to be paid according to its amended terms”. Please revise or advise us in detail. Further, explain to us why the amended note is considered debt extinguishment under EITF 96-19.

Company’s Response:

The fair value of the amended note is different then its carrying amount because the amended note does not carry interest and is due on March 31, 2008.  Since there is no observable price for a similar liability in the marketplace, management applied the framework of FASB Concepts Statement No. 7, “Using Cash Flow Information and Present Value in Accounting Measurements” (“Con 7”) in order to estimate the fair value of the liability based on the expected present value approach, which is the sum of probability-weighted present values in a range of estimated cash flows, all discounted using the same interest rate.

The calculation discounted the expected cash outflow from the amended note based on interest rate of 10%, which is the estimated alternative interest rate the Company believes it would have received in similar borrowings from an independent third party at the time. In addition, the Company estimated that the probability that the amended note will be paid in full is approximately 20%, the probability that the amended note will not be paid at all is approximately 10% and the probability that only $5 million (which is the amount of the letter of credit to the seller) will be paid is approximately 70%. The probability for the occurrence of each event was multiplied by the present value of cash flows for each event resulting in the estimated fair value of $3,967,000.  It should be noted that management performed several calculations to examine the sensitivity of the assumptions taken to perform the above calculations, both of the interest rate and the probabilities used. The sensitivity analysis resulted in different expected cash flows, which were not materially different from the calculation described above.

Once the note was recorded as a liability, any modification should be considered debt extinguishment under EITF 96-19.  Following the guidance of EITF 02-04, par 9-10, the Company concluded that it was not experiencing financial difficulty given the following:

•                                          The Company was not in default on any of its outstanding debt.

•                                          The Company had not declared nor was it in the process of declaring bankruptcy.

•                                          There was no significant doubt as to whether the Company would continue to be a going concern.

•                                          The Company had no securities that were delisted, were in the process of being delisted or under threat of being delisted from a national securities exchange.

•                                          The Company believed that  it would have been able to obtain funds from other sources even if the amendment of the contingent note did not take place.

Given the foregoing, EITF 02-04 provides that the amendment of the note was not subject to FAS 15 and should be examined under EITF 96-19.  Under EITF 96-19, the Company examined whether there was a “substantial” change.  As defined in EITF 96-19 “substantial” means a change or changes in which the present value of the cash flows under the amended or new debt is at least 10% different from the present value of the remaining cash flows under the original terms.

Amendment of the promissory note was “substantial” under the above definition. The original note was due on December 31, 2005. The amended note extended its payment, without interest for an additional two years (payable March 31, 2008). At the Company’s effective borrowing rate estimated at 10% at that time, this was a substantial change. As a result, the Company concluded that amendment of the note should be accounted for as extinguishment of the original note under EITF 96-19.  Therefore, the amended note should be initially recorded at fair value.

4.                                      We note your response to comment 6 and your assertion that your statutory rate is 0% upon the grant of the approved enterprise status and therefore, no deferred income taxes was provided in the financial statements. However, we continue to believe that since the tax holiday period will not start until the date you use the NOLs to offset future taxable income, the NOLs have value and therefore you should recognize a deferral tax asset in your financial statements. Please revise or advise us in more detail.

Company’s Response:

We have discussed this issue with our independent accountants, Kesselman & Kesselman (PricewaterhouseCoopers, Tel-Aviv) who in turn discussed the issue with the national office of its affiliate in the United States.  While not discussing this on our behalf, we understand that Wayne Carnall of the national office of PricewaterhouseCoopers discussed this issue with Sondra Stokes, Associate Chief Accountant of the SEC and that there was going to be further discussion on this matter.

In our specific situation, as noted in our prior response, the Company has incurred significant cumulative losses relating to its Israeli subsidiaries which have received the approved enterprise status.  Accordingly, even if the Company agreed that a deferred tax asset should be recognized, a full valuation allowance would have been needed, and there would not have been an asset recognized in the balance sheet in any period.  Accordingly, other than disclosure, the conclusion on the accounting would not have had any impact on our financial statements.

If upon the conclusion of the discussion between Ms. Stokes and Mr. Carnall, it is agreed that companies that have received the approved enterprise status—assuming a similar fact pattern—should record a deferred tax asset and evaluate a need for a valuation allowance, we will make such changes to the disclosure in our note on income taxes in our annual report on Form 10-K for the year ended December 31, 2007.

Please feel free to call me at 678.282.8011 if you have any further questions or would like additional information regarding these matters.

Sincerely,

/s/ Tashia L. Rivard

Tashia L. Rivard
General Counsel

Cc:	Sondra Stokes, Associate Chief Accountant
Rob Mills, Chief Financial Officer
Rubi Suliman, Kesselman & Kesselman (PricewaterhouseCoopers, Tel-Aviv)